Mail Stop 3010   August 10, 2009

Charles A. Ruys de Perez, General Counsel and Secretary
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 20, 2009**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

    We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 1 of our letter dated July 9, 2009. In your
      response, you have provided sample disclosure regarding a program with a similar
      investment objective in the past five years. You state that you should not have to
      include any of the disclosure required by Guide 5. We note that Guide 5 is not
      limited to other programs with similar investment objectives. Guide 5 applies to
      "all other programs, both public and nonpublic, that have invested primarily in
      real estate, regardless of the investment objectives of the programs." See section
      8.A.1. of Guide 5. Please provide the disclosure required by Item 8 and Appendix
      II of Guide 5, including the prior performance tables. Also, please note that the
      narrative disclosure applies to the sponsor's experience in the past 10 years.

2.   Please clearly identify Legg Mason, Inc. as your sponsor.

3.   We note your response to comment 4. We note that you continue to use the acronyms TALF, PPIF, PPIP, and TARP in the forepart of the prospectus. Please revise your disclosure to avoid the use of acronyms in the Summary of your prospectus in accordance with Rule 421(b) of Regulation C.

4.   We note your response to comment 10 of our letter. In response to our comment, you revised some of your disclosure to explain industry terms. However, we note that you continue to use industry jargon at points. For example only, please provide a better explanation for matrix pricing, top-down macroeconomic analysis, and HPA trends. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. For example, please define the term haircut the first time that you use it. In addition, please do not use technical terms or industry jargon in your explanation.

Leverage, page 9

5.   Please revise your disclosure to clearly state that there are no limits on the maximum amount of leverage that you may use.

Business, page 75

Our Target Assets, page 78

6.   We note your response to comment 24 of our letter. In this section, please revise your disclosure to clarify that you do not have a formal portfolio turnover policy and that you do not intend to adopt one. Further, please revise your disclosure to clarify that you intend to hold most of your assets to maturity, and disclose the circumstances that would cause you to sell your assets prior to maturity.

Material U.S. Federal Income Tax Considerations, page 136

7.   We note your response to comment 28 of our letter. Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP rather than stating that you expect to receive the opinion.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8.   Clarify to why your accountant opined on the financial position of the company as of June 9, 2009 as oppose to June 30, 2009.

Note 2 – Formation of the Company and Initial Public Offering, page F-4

9.   We have read and considered your response to comment 29. We will continue to monitor your filing for the inclusion of terms of the management agreement with Western Asset Management Company within your footnotes of the financial statements.

Exhibits

10.   We note your response to comment 31 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

Draft Legal Opinion

11.   We note that the legal opinion references the form of Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. In the exhibit list, however, you refer to the Certificate of Incorporation and Bylaws. Please tell us why the legal opinion and exhibit index refer to different versions of the Charter and Bylaws or revise either the exhibit index or the legal opinion so that the references are consistent.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: David J. Goldschmidt, Esq.